EXHIBIT 99.1

VOX RELEASES INAUGURAL INVESTOR LETTER

AND ANNOUNCES APPOINTMENT OF NEW DIRECTOR

TORONTO, CANADA – April 18, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to share its inaugural letter to shareholders and welcomes Donovan Pollitt to its Board of Directors. Mr. Pollitt’s appointment is subject to regulatory approval by the TSX Venture Exchange.

Donovan Pollitt is a mining industry executive with over 20 years of experience in operations, management and capital markets. He is currently the President of Pollitt Mining, a management consultancy to mining companies, private equity and institutional investors. Previously, Mr. Pollitt was President and Chief Executive Officer at Wesdome Gold Mines Ltd (TSX: WDO). Mr. Pollitt holds a Bachelor of Applied Science degree in Mining Engineering from the University of Toronto, an MBA from MIT Sloan School of Management, is a Professional Engineer in Ontario and a CFA Charterholder.

Kyle Floyd, Chief Executive Officer of Vox stated: “On behalf of the Board of Directors and management, we are delighted to welcome Donovan to the Vox Board. Donovan brings a wealth of knowledge with extensive mining and capital markets experience. We look forward to working together and believe his background will further strengthen the Vox Board, as we continue management’s commitment to driving investor returns, accretive growth and building long-term shareholder value for the Company. We are also excited to share our inaugural letter to shareholders – reinforcing Vox’s principles, recapping recent achievements, reflecting on key lessons learned, and sharing insights on the Company’s strategy”.

To view Vox’s inaugural letter to shareholders, please visit:

https://www.voxroyalty.com/_resources/news/2023/Vox_2023_Shareholder_Letter.pdf

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network, which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

+1-345-815-3939

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.